SEC File Number:
000-50178
CUSIP Number:
60847M201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☑Form 10-KSB ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10D
     ☐ Form N-SAR ☐ Form N-CSR
     For Period Ended:                                                                                                          December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
     For the Transition Period Ended:

     Read Instruction Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I REGISTRANT INFORMATION
PART II RULE 12b-25 (b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION

PART I
REGISTRANT INFORMATION
Moliris Corp.

Full name of Registrant

Former name if applicable
4710 Kingsway, Suite 1424

Address of principal executive office (Street and number)
Burnaby, British Columbia, CANADA V5H4M2

City, State and Zip Code
PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Although the management of Moliris Corp. (the “Registrant”) has been working diligently to complete all the required information for its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, and a substantial part of such information has been completed as of this date, the Registrant’s independent auditors need additional time to prepare the financial statements required to be included in the Form 10-KSB, and the Registrant’s management does not believe the Form 10-KSB can be completed by the March 31, 2006 prescribed due date without unreasonable effort and expense.

PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Benjamin Tam	(604)	628-8926

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Moliris Corp.

(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006	By:	/s/ Benjamin Tam

Name: Benjamin Tam
Title: Chief Financial Officer
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).